UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) February 20, 2020

WORTHY PEER CAPITAL, INC.

(Exact name of issuer as specified in its charter)

Delaware	81-4011787
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

One Boca Commerce Center, 551 NW 77 Street, Suite 212, Boca Raton, FL 33487

(Full mailing address of principal executive offices)

(561) 288-8467

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Worthy Bonds

Item 9. Other Events

On February 20, 2020 Worthy Peer Capital, Inc., a Delaware corporation (the “Company”) entered into a Stock Redemption Agreement (the “Agreement”) with its parent company and sole shareholder, Worthy Financial, Inc., a Delaware corporation (“WFI”) pursuant to which the Company agreed to redeem 999,900 shares of its outstanding common stock par value $0.0001 per share (the “Common Stock”) out of the 1,000,000 shares of Common Stock held by WFI, from WFI, in exchange for $1.00, which resulted in WFI continuing to hold 100 shares of the Company’s Common Stock after the Agreement. A copy of the Agreement is filed hereto as Exhibit 6.1.

On February 24, 2020, the Company filed a Certificate of Amendment to its Certificate of Incorporation (the “Amendment”) with the State of Delaware to reduce its total number of shares of stock which the Company is authorized to issue to 100 shares of Common Stock. Prior to the Amendment, the Company had total authorized stock of 6,000,000, of which 5,000,000 were Common Stock and of which 1,000,000 were preferred stock. Pursuant to the Amendment, series of preferred stock may be created and issued from time to time with such designations, preferences and rights as shall be stated in a resolution adopted by the Company’s Board of Directors. A copy of the Amendment is filed hereto as Exhibit 2.1.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Certificate of Amendment to Certificate of Incorporation of Worthy Peer Capital, Inc. as filed February 24, 2020.
6.1	Stock Redemption Agreement between Worthy Peer Capital, Inc and Worthy Financial, Inc. dated February 20, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 4, 2020	Worthy Peer Capital, Inc.

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer